SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                                  VIATEL, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         -------------------------------
                         (Title of Class of Securities)


                                    925529208
                                 ---------------
                                 (CUSIP Number)


                                January 27, 1999
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [X ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 2 of 10 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                S-C V-TEL INVESTMENTS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 161,052
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   161,052
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    161,052

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                          [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .70%

12       Type of Reporting Person*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 3 of 10 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 161,052
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   161,052
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    161,052

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                          [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .70%

12       Type of Reporting Person*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 4 of 10 Pages







1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  161,052
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            161,052

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    161,052

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                          [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .70%

12       Type of Reporting Person*

         IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 5 of 10 Pages





1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                GEORGE SOROS

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 777,218
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  161,052
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   777,218
    With
                           8        Shared Dispositive Power
                                            161,052

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    938,270

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.05%

12       Type of Reporting Person*

         IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages



Item 1(a)         Name of Issuer:

                  Viatel, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  800 Third Avenue, New York, NY 10022.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       S-C V-Tel Investments, L.P. ("S-C V-Tel");

                  ii)      S-C Rig Co.;

                  iii)     Dr. Purnendu Chatterjee ("Dr. Chatterjee"); and

                  iv)      Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares (as defined herein) held for the accounts of S-C V-Tel and OSI (as defined herein). S-C V-Tel is a Delaware limited partnership of which S-C Rig Co. is the sole general partner. Dr. Chatterjee is the sole shareholder of S-C Rig Co. Open Society Institute is a New York Trust ("OSI") of which Mr. Soros serves as one of several trustees.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of S-C V-Tel, S-C Rig Co. and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, New York 10106. The address of the principal business office of Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)         Citizenship:

                           i) S-C V-Tel is a limited partnership formed under the laws of the State of Delaware;

                           ii) S-C Rig Co. is a corporation formed under the laws of the State of Delaware;

                           iii) Dr. Chatterjee is a citizen of the United States; and

                           iv)      Mr. Soros is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares")

                                                              Page 7 of 10 Pages

Item 2(e)         CUSIP Number:

                  925529208

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of January 29, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           i)       S-C V-Tel may be deemed to be the beneficial
                                    owner  of  161,052   Shares   held  for  its
                                    account.

                           ii) Each of S-C Rig Co. and Dr. Chatterjee may be deemed to be the beneficial owner of 161,052 Shares held for the account of S-C V-Tel.

                           iii) Mr. Soros may be deemed to be the beneficial owner of 938,270 Shares. This number consists of (i) 161,052 Shares held for the account of S-C V-Tel and (ii) 777,218 Shares held for the account of OSI.

Item 4(b)         Percent of Class:

                           i) The number of Shares of which each of S-C V-Tel, S-C Rig Co. and Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately .70% of the total number of Shares outstanding.

                           ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 4.05% of the total number of Shares outstanding.

                                                              Page 8 of 10 Pages


Item 4(c)      Number of shares as to which such person had:

S-C V-Tel and S-C Rig Co.
-------------------------

         (i)   Sole power to vote or to direct the vote:                 161,052

         (ii)  Shared power to vote or to direct the vote:                     0

         (iii) Sole power to dispose or to direct the disposition        161,052

         (iv)  Shared power to dispose or to direct the disposition of:        0

Dr. Chatterjee
---------------

         (i)   Sole power to vote or to direct the vote:                       0

         (ii)  Shared power to vote or to direct the vote:               161,052

         (iii) Sole power to dispose or to direct the disposition of:          0

         (iv)  Shared power to dispose or to direct the disposition of:  161,052

Mr. Soros
----------

         (i)   Sole power to vote or to direct the vote:                 777,218

         (ii)  Shared power to vote or to direct the vote:               161,052

         (iii) Sole power to dispose or to direct the disposition of:    777,218

         (iv)  Shared power to dispose or to direct the disposition of:  161,052


Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               OSI has the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

               Each of S-C V-Tel, S-C Rig Co. and Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the account of OSI. The inclusion of the Shares held for the account of OSI herein shall not be deemed an admission that Mr. Soros has or may be deemed to have beneficial ownership of such Shares.

                                                              Page 9 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 29, 1999                    S-C V-TEL INVESTMENTS, L.P.

                                           By:      S-C Rig Co.
                                                    General Partner


                                           By:      /S/ PETER HURWITZ
                                                    ----------------------------
                                                    Peter Hurwitz
                                                    Vice President

                                           S-C RIG CO.


                                           By:      /S/ PETER HURWITZ
                                                    ----------------------------
                                                    Peter Hurwitz
                                                    Vice President


                                           PURNENDU CHATTERJEE



                                           By:      /S/ PETER HURWITZ
                                                    ----------------------------
                                                    Peter Hurwitz
                                                    Attorney-in-Fact


                                           GEORGE SOROS


                                           By:      /S/ MICHAEL C. NEUS
                                                    ----------------------------
                                                    Michael C. Neus
                                                    Attorney-in-Fact